UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PROPOSED NON-DISTRIBUTION OF DIVIDENDS

Further to the statement issued by Avianca Holdings S.A. (OTCUS: AVHOQ, BVC: PFAVH) (“Avianca Holdings” or the “Company”) on March 3, 2021, Avianca Holdings confirms that its management will propose that its General Shareholders’ Meeting to be held on March 26, 2021 vote not to distribute any dividends. The Company recorded a loss of US$1,094 million for 2020 due to the effects of the Covid-19 pandemic on the airline industry.

As previously reported, on May 10, 2020 Avianca Holdings S.A. filed for Chapter 11 protection with the United States Bankruptcy Court for the Southern District of New York, and continues to operate as a debtor-in-possession.

As previously disclosed, on October 21, 2020, Avianca Holdings closed on a DIP (“debtor-in-Possession”) financing facility totaling approximately US$2.0 billion, including approximately US$1.2 billion in new money commitments as well as purchase consideration for certain assets and the refinancing of certain prepetition debt obligations. As of December 31, 2020, the Company held US$911 million in cash and equivalents; together with undrawn DIP financing commitments amounting to US$350 million, this represented a total liquidity position of US$1.261 billion as of the close of the year.

For further information please contact:

Investor Relations Contact

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

+(571) (5877700)

Media Contacts

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

(212) 355-4449

Alejandra Aljure, LLYC

aaljure@llorenteycuenca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary